June 12, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Jessica Dickerson

Re:	Valneva SE

Registration Statement on Form F-3

File No. 333-296504

Acceleration Request

Requested Date:     June 16, 2026

Requested Time:    4:00 PM Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form F-3 (File No.: 333-296504) (the “Registration Statement”) to become effective on Tuesday, June 16, 2026 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Courtney Thorne of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Courtney Thorne of Cooley LLP, counsel to the Registrant, at (617) 937-2318.

Very truly yours,

Thomas Lingelbach

By:	/s/ Thomas Lingelbach
Thomas Lingelbach
Chief Executive Officer

cc:	Kendra Wergin, General Counsel, Valneva SE Courtney Thorne, Cooley LLP Marc Recht, Cooley LLP